Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 24, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Allotment of Shares

On 22 February 2005 Gallaher Group Plc confirmed the allotment of 52,315 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company's Savings Related Share Option Schemes. The shares were allotted at the following prices:

39,997 shares at £2.34
 2,297 shares at £2.97
    964 shares at £3.50
 5,919 shares at £3.67
 1,715 shares at £4.43
 1,423 shares at £5.59

Of the 39,997 shares issued at a price of £2.34 per share, 8,333 shares were allotted to Mark Rolfe, Finance Director, following exercise of his 1997 - 7 year option. Following this transaction, Mr Rolfe has a beneficial interest in 87,075 shares.

The total number of Gallaher Group Plc shares in issue now stands at:
655,129,530 shares.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: February 24, 2005	Title:	Deputy Company Secretary